FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* DAYAN SALOMON J.	2. Issuer Name and Ticker or Trading Symbol Arlington Hospitality, Inc. "HOST"						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
								Officer (give title below)	Other (specify below)

(Last) (First) (Middle) 2837 Sheridan Place	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year January 28, 2003				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
(Street) Evanston IL 60201								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	1/28/03		P		5,000	A	$3.35	228,812	I	(1)
Common Stock								4,000	I	(2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Options issued 08/30/96													1,000	D
Options issued 08/14/97													1,000	D
Options issued 08/06/98													1,000	D
Options issued 05/27/99													1,000	D
Convertible Partnership Interests (3)													84,050	I	(1)
Options issued 03/30/00													2,500	D
Options issued 06/01/00													1,000	D
Options issued 10/13/00													62,500	I	(1)
Options issued 05/25/01													1,000	D
Options issued 08/16/02													1,000	D
Options issued 09/12/02 (4)								(5)					2,500	D
Explanation of Responses:

 (1) Table I - Item 7 and Table II - Item 11 - Represents securities owned by Salomon J. Dayan UTD 11/08/78.

(2) Table I - Item 7 - Represents securities owned by the children of Salomon J. Dayan.

(3) Table II - Item 1 - Represents equity interests in partnerships in which Arlington Hospitality, Inc. is the general partner. Dr. Dayan's interests are convertible into shares of Arlington Hospitality, Inc. common stock at a conversion rate of $8.00 per share.

(4) Table II - Item 1 - Represents Options to purchase shares of common stock issued as director compensation. These options are subject to shareholder approval if required by law or NASD.

(5) Table II - Item 6 - Options vest only if Arlington Hospitality, Inc. achieves certain financial performance objectives for 2002.

		/s/ Salomon Dayan	January 29, 2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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